

February 23, 2012

Via E-mail
Mr. Richard G. Stifel
Chief Financial Officer
Big Cat Energy Corporation
121 W. Merino Street
Upton, WY 82730

> **Re:** **Big Cat Energy Corporation**
> **Form 10-K for Fiscal Year Ended April 30, 2011**
> **Filed July 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2011**
> **Filed December 15, 2011**
> **File No. 0-49870**

Dear Mr. Stifel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2011

Business

Principal Products and Business, page 4

1. We note your disclosure on pages 4 to 6 describing your ARID method of water handling, as well as other methods used by your competitors to deal with water issues and the limitations of such other methods. Please expand your disclosure to discuss the limitations of your ARID method and technology, and other factors or reasons that have limited your sales and leases of the ARID tools to date.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.   We note that your current auditor placed reliance on the work of your former auditor for
        the audit of the cumulative period from June 19, 1997 (inception date) to April 30, 2008,
        as indicated in the first paragraph of the audit report. Please obtain a revised report from
        your current auditor that contains language referring to both the current auditor's audit
        and to the report of the former auditor in the scope (second) and opinion (third)
        paragraphs. The opinion paragraph should also refer to the cumulative period from
        inception to April 30, 2011. Your auditor can refer to AU 508.12 and 508.13 for
        guidance and example.

        Additionally, have your current auditor clarify for us the reference source that permits the
        inclusion of the statement made in the fourth paragraph of the audit report.

3.   Please obtain and include in your filing a re-issued report from your former auditor
        covering the period from inception to April 30, 2008, to comply with Regulation S-X
        Rule 2-05.

Statement of Operations, page F-3

4.   Please note that if you elect to present a gross profit measure, any depreciation expense
        related to your cost of ARID tools sold will need to be included in your gross profit
        measure, based on the guidance in SAB Topic 11:B.

Exhibits 31.1 and 31.2

5.   Please revise the certifications to include a reference to internal control over financial
        reporting in the fourth paragraph to comply with Regulation S-K Item 601 (b) (31).

Form 10-Q for the Fiscal Quarter Ended October 31, 2011

General

6.   Please make revisions to your Form 10-Q to address the above comments where
        applicable, as well as to address the following additional comments.

Management's Discussion and Analysis

Trademark Status, page 16

7.   We note you disclose that your trademark legal proceeding with Caterpillar Inc. is in the
        discovery phase and that once sufficient discovery has taken place, so that the parties can
        better assess the matter, you will determine whether settlement is an option. Please
        expand your disclosure to discuss whether you believe there is a reasonable possibility

that a loss may have been incurred and your estimate of the range of reasonably possible loss.

Liquidity and Capital Resources, page 17

8.   We note that while at fiscal year ended April 30, 2011 you had a positive working capital balance of $473,834, in the first two quarters of fiscal 2012 this balance has turned negative with you disclosing a negative working capital balance at October 31, 2011 of $375,008. Accordingly, please disclose your rate of negative cash flow per month, how long you could sustain current operations with available cash, and how you otherwise intend to fund your operations for the next 12 months.

Controls and Procedures, page 19

9.   We note your disclosures concluding that your disclosure controls and procedures (DCP) and internal control over financial reporting (ICFR) were not effective as of October 31, 2011 and April 30, 2011 due to the existence of a material weakness. You described that the material weakness related to increasing complexity in transactions that resulted in significant adjustments to the accounting records underlying the financial statements, but that you corrected all misstatements prior to the release of your financial statements.

Please expand your disclosure to discuss in more detail the nature of the complexity to which you referred, as well as what additional remediation steps you plan to take and their timing, to address your material weakness that will consequently enable you to reach effective DCP and ICFR conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Doughterty at (202) 551-3271 or Norman von Holzendorff at (202) 551-3237 if you have any questions regarding legal comments. Please contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 with questions on the financial statements or with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director